UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2006

Commission File No. 0-29328

THRILLTIME ENTERTAINMENT INTERNATIONAL, INC.
(Translation of registrant's name into English)

Suite 322, 4585 Canada Way, Burnaby, British Columbia, V5G 4L6
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Form 20-F  [X]  Form 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is "submitting" the Form 6-K in paper as permitted by Regulation S-T "Rule" 101(b)(7)  [ ]

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [ ]  No  [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

THRILLTIME ENTERTAINMENT INTERNATIONAL, INC.

NEWS RELEASE

May 29, 2006

ThrillTime Entertainment International, Inc. (the “Company”) is pleased to announce that it has entered into a letter of intent (the “LOI”) with Advanced Proteome Therapeutics Inc. (“APT”), a closely held Boston based bio-tech company, wherein the Company will have the right to acquire a 56% interest in APT for an investment of $2,300,000.

APT features a powerful technology geared toward the rapid commercialization of drugs for which APT has a patent pending.  The technology can be used to create proprietary human protein pharmaceuticals with enhanced therapeutic properties as well as novel small molecule drugs targeted for markets that are currently underserved by drugs with sub-optimal activities.  APT intends to focus on the discovery and development of therapeutics that are active as cardiovascular and anti-diabetic agents, and in endocrine disorders.  APT is a newly formed company however an analysis done for APT at the University of British Columbia suggested a cost in excess of $2,000,000 for development of an equivalent technology in a non-academic setting.

APT was founded by Dr. Allen Krantz.  Dr. Krantz has had a varied career as a high level operative in academia and industry.  He has been a tenured faculty member with appointments in the Departments of Chemistry and Pharmacological Sciences at the State University of New York at Stony Brook, and a Vice-President for the Syntex Corporation where he established major therapeutic programs for Syntex Research Canada, Mississauga, Ontario.  As the Executive Vice-President of Research of the biotechnology company RedCell, Inc., the forerunner of ConjuChem (TSX: CJC), he was responsible for transforming the company’s program to pursue human serum albumin as a carrier or drugs.  Dr. Krantz has also served as a high level administrator in academe and is a founder of Pharmena North America Incorporated, a privately held biotechnology company.

Under the terms of the LOI the Company will immediately make available to APT a line of credit of $300,000 capable of being drawn down as to $50,000 every two weeks, which line of credit is convertible when drawn down in full into 4,000,000 shares of APT.  The Company also has the right to acquire a further 48,007,297 shares of APT for an investment of $2,000,000.  In circumstances where the Company converted the $300,000 line of credit and effected the $2,000,000 investment, it would hold 56% of the shares of APT with Dr. Allen Krantz holding the other 44%.

On closing of the investment it is contemplated that nominees of APT would constitute 3 of the 5 directors of the Company.  Nominees will include Dr. Krantz and Mr. Robert Bender.  Mr. Bender is the principal of Robert Bender Consulting Ltd. in Ottawa and from 1997 to 2005 was the CEO of Select Therapeutics, a bio-tech company listed on the American Stock Exchange.

In conjunction with the proposed investment in APT, the Company is also pleased to announce that it has engaged Bolder Investment Partners Ltd. (“Bolder”) to carry out a brokered private placement for the Company to raise up to $2,500,000.  The placement is proposed as an offering of up to 25,000,000 units of the Company at $0.10 per unit, each such unit being comprised to one common share and ½ of a share purchase warrant exercisable at $0.15 for a term of one year.  Bolder would receive a cash commission of 8% and brokers warrants equal to 15% of the units placed for its services.

Bolder has also agreed to act as sponsor to the Company in connection with the proposed transactions with APT on the basis that such transactions would constitute a “change of business” under the policies of the TSX Venture Exchange.  Under the terms of that engagement Bolder is to receive a $30,000 cash fee and 500,000 common shares of the Company.

Completion of the equity investment in APT by the Company remains subject to satisfactory due diligence review of APT, execution of a definitive agreement, receipt of all necessary shareholder and regulatory approvals and closing of the private placement.

THRILLTIME ENTERTAINMENT
 INTERNATIONAL, INC.

“Ben Catalano”

Per:

Ben Catalano, President

The TSX Venture Exchange has in no way passed upon the merits of the proposed transaction has neither approved nor disapproved of the contents of this press release.

Form 51–102F3

Material Change Report

Item 1

Name and Address of Company

Thrilltime Entertainment International, Inc. (the "Company")
Suite 322, 4585 Canada Way
Burnaby, BC  V5G 4L6

Item 2

Dates of Material Change

May 29, 2006.

Item 3

News Release

The Company disseminated a press release on May 31, 2006.

Item 4

Summary of Material Change

The Company announced that it has entered into a letter of intent (the "LOI") with Advanced Proteome Therapeutics Inc. ("APT"), a closely held Boston based bio-tech company, wherein the Company will have the right to acquire a 56% interest in APT for an investment of $2,300,000.

Item 5

Full Description of Material Change

The Company announced that it has entered into an LOI with APT, a closely held Boston based bio-tech company, wherein the Company will have the right to acquire a 56% interest in APT for an investment of $2,300,000.

APT features a powerful technology geared toward the rapid commercialization of drugs for which APT has a patent pending.  The technology can be used to create proprietary human protein pharmaceuticals with enhanced therapeutic properties as well as novel small molecule drugs targeted for markets that are currently underserved by drugs with sub-optimal activities.  APT intends to focus on the discovery and development of therapeutics that are active as cardiovascular and anti-diabetic agents, and in endocrine disorders.  APT is a newly formed company however an analysis done for APT at the University of British Columbia suggested a cost in excess of $2,000,000 for development of an equivalent technology in a non-academic setting.

APT was founded by Dr. Allen Krantz.  Dr. Krantz has had a varied career as a high level operative in academia and industry.  He has been a tenured faculty member with appointments in the Departments of Chemistry and Pharmacological Sciences at the State University of New York at Stony Brook, and a Vice-President for the Syntex Corporation where he established major therapeutic programs for Syntex Research Canada, Mississauga, Ontario.  As the Executive Vice-President of Research of the biotechnology company RedCell, Inc., the forerunner of ConjuChem (TSX: CJC), he was responsible for transforming the company's program to pursue human serum albumin as a carrier or drugs.  Dr. Krantz has also served as a high level administrator in academe and is a founder of Pharmena North America Incorporated, a privately held biotechnology company.

Under the terms of the LOI the Company will immediately make available to APT a line of credit of $300,000 capable of being drawn down as to $50,000 every two weeks, which line of credit is convertible when drawn down in full into 4,000,000 shares of APT.  The Company also has the right to acquire a further 48,007,297 shares of APT for an investment of $2,000,000.  In circumstances where the Company converted the $300,000 line of credit and effected the $2,000,000 investment, it would hold 56% of the shares of APT with Dr. Allen Krantz holding the other 44%.

On closing of the investment it is contemplated that nominees of APT would constitute 3 of the 5 directors of the Company.  Nominees will include Dr. Krantz and Mr. Robert Bender.  Mr. Bender is the principal of Robert Bender Consulting Ltd. in Ottawa and from 1997 to 2005 was the CEO of Select Therapeutics, a bio-tech company listed on the American Stock Exchange.

In conjunction with the proposed investment in APT, the Company is also pleased to announce that it has engaged Bolder Investment Partners Ltd. ("Bolder") to carry out a brokered private placement for the Company to raise up to $2,500,000.  The placement is proposed as an offering of up to 25,000,000 units of the Company at $0.10 per unit, each such unit being comprised to one common share and ½ of a share purchase warrant exercisable at $0.15 for a term of one year.  Bolder would receive a cash commission of 8% and brokers warrants equal to 15% of the units placed for its services.

Bolder has also agreed to act as sponsor to the Company in connection with the proposed transactions with APT on the basis that such transactions would constitute a "change of business" under the policies of the TSX Venture Exchange.  Under the terms of that engagement Bolder is to receive a $30,000 cash fee and 500,000 common shares of the Company.

Completion of the equity investment in APT by the Company remains subject to satisfactory due diligence review of APT, execution of a definitive agreement, receipt of all necessary shareholder and regulatory approvals and closing of the private placement.

Item 6

Reliance on subsection 7.1(2) or (3) of National Instrument 51–102

Not applicable.

Item 7

Omitted Information

Not Applicable.

Item 8

Executive Officer

Ben Catalano, President, Phone: 604-294-8084

Item 9

Date of Report

June 1, 2006.